UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Technocentra Group, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 26, 2019

Physical address of issuer
14170 Carole Drive, Bloomington, IL 61705

Website of issuer
https://beetexting.com/

Name of co-issuer
Beetexting I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 27, 2022

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
17

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$250,813.77	$155,131.00
Cash & Cash Equivalents	$140,265.01	$57,087.00
Accounts Receivable	$38,806.21	$39,881.00
Short-term Debt	$34,826.71	$32,406.00
Long-term Debt	$0.00	$2,787.00
Revenues/Sales	$393,297.76	$468,955.00
Cost of Goods Sold	$351,181.53	$282,484.00
Taxes Paid	$0.00	$0.00
Net Income	-$252,401.33	-$124,581.00

April 19, 2023

FORM C-AR

Technocentra Group, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Technocentra Group, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://beetexting.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY...5
    The Business...6
RISK FACTORS...6
    Risks Related to the Company's Business and Industry.......................................6
BUSINESS...14
    Description of the Business..14
    Business Plan - The Company...14
    Business Plan - The Co-Issuer..14
    History of the Business..15
    The Company's Products and/or Services...15
    Competition..15
    Supply Chain and Customer Base...16
    Intellectual Property..16
    Governmental/Regulatory Approval and Compliance..16
    Litigation...16
    Other..16
DIRECTORS, OFFICERS AND EMPLOYEES...17
    Directors of the Company..17
    Officers of the Company..20
    Employees of the Company..22
CAPITALIZATION AND OWNERSHIP..22
    Capitalization of the Company..23
    Ownership of the Company..24

FINANCIAL INFORMATION..25

    Operations..25

    Liquidity and Capital Resources...25

    Capital Expenditures and Other Obligations..25

    Material Changes and Other Information..25

    Trends and Uncertainties..25

    Restrictions on Transfer...25

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST............26

    Related Person Transactions...26

    Conflicts of Interest...27

OTHER INFORMATION...28

    Bad Actor Disclosure...28

EXHIBITS..31

    EXHIBIT A...32

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Technocentra Group, Inc. (the "Company") is a Delaware Corporation, formed on April 26, 2019.

The Company is located at 14170 Carole Drive, Bloomington, IL 61705.

The Company's website is https://beetexting.com/.

The information available on or through our website is not a part of this Form C-AR.

Beetexting I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on April 27, 2022.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Technocentra Group, Inc. is a software consultancy and we are launching our own software-as-a-service (SaaS) product to help teams communicate with their customers thru text messaging; it's called Beetexting!

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company.

Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

We have limited proof of the business model.

Beetexting.com is a cloud-based A2P SMS Saas application that helps organizations work as a team to communicate with their customers, prospects, partners and employees via text message. Potential clients have many other communication tools available to them. There is no certainty of the number or persistence of clients interested in buying the toolset the Company sells.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans.

The Company might need to reduce sales and marketing, engineering, or other expenses. Were recurring revenue to decrease further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future to continue. Even if we do make successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

We have minimal operating capital.

Even if we raise $1.07M in this offering for the foreseeable future we will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that we will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources so the failure to raise significant operating capital could put your investment dollars at significant risk.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences.
Beetexting.com user privacy has never been compromised to date due to a focus on encryption and security. But 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which parallel increase in risk.

Increased IT security threats and more sophisticated cyber-crime pose a potential risk to the security of our IT security systems, networks and services as well as the confidentiality, availability, and integrity of our data.
If the IT systems, networks, or services providers we rely on fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events to power outages to security breaches and our business continuity plans do not effectively address these failures on a timely basis we may suffer interruptions in our ability to manage operations, reputational, competitive, and or business harm which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, employees, clients, suppliers or consumers. In any of these events we could also be required to spend significant financial and other resources to remedy the damage caused by the security breach or to repair or replace IT network systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

The Company has made certain assumptions about the B2B software marketplace to create financial projections for the business.
There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology changes.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or

7

implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry.

Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must anticipate and respond to customer demands regarding the compatibility of our current and prior offerings.

These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition. new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company services a niche potential client base in a highly competitive environment.
The Company's current focus is on small and medium that need and can afford a custom Software-as-a-Service product that enables more productive and efficient communication. This market has better-established and funded competitors. Most businesses may never recognize the need for communications tools at the level we provide. Even if they do the market may take several years to develop.

The Company is very dependent on its founder.
If anything catastrophic were to happen to the Company's founder Nageswar Bijivemula, the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent. The Company's founder and other key personnel have income streams and professional responsibilities. This could negatively affect Company growth. Also, the Company's future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third party contractors this could adversely affect our business, financial condition, and operating results.

Company Founder Nageswar Bijivemula controls 61.66% of the voting shares.
As the majority holder of Common Stock, Mr. Bijivemula effectively controls the Company. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Nageswar Bijivemula's voting power through his ownership of Common Stock could discourage or preclude others from initiating potential mergers, takeovers, or other change of control transactions.

We rely heavily on technology and intellectual property but we may be unable to adequately or cost effectively protect or enforce our intellectual property rights thereby weakening our competitive position and increasing operating costs.
To protect our rights in our products and technology we rely on a combination of trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. In addition, it is possible others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our products and technology is time consuming and costly.
And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity

and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive and the outcome difficult to predict.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming.

Due to the complexity of our technology and the uncertainty of intellectual property litigation our management and key personnel could be diverted from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company.

We will also have to continue to attract new customers to assure growth.

Our future funding requirements will depend on many factors. including but not limited to the following:

The cost of expanding our operations;

The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

The rate of progress and cost of development activities:

The need to respond to technological changes and increased competition;

The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

The cost and delays in product development and manufacturing;

Sales and marketing efforts to bring our products to market;

Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.

If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates. workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. In addition, a significant portion of our operations take place in India. Unfavorable legislation in India could negatively affect our operations and raise our cost of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's revenue model may be impaired or change.

The Company's success depends mainly on its ability to receive revenue from sales. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect this to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements.

The Company has commissioned a Financial Review but not a set of audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations.

A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Michael Sommers and Nageswar Bijivemula are part-time officers.

As such, it is likely that the Company will not make the same progress as it would if that were not the case.

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Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Technocentra Group, Inc. is a software consultancy and we are launching our own software-as-a-service (SaaS) product to help teams communicate with their customers thru text messaging; it's called Beetexting!

Business Plan - The Company

The Company is committed to bringing the best user experience to its customers through its innovative software. The Company's business strategy leverages its unique ability to design and develop its own software to provide its customers solutions with innovative design, superior ease-of-use and seamless integrations. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of new and innovative communication solutions.

Business Plan - The Co-Issuer

Beetexting I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation,

and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - ⬜ If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - ⬜ Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Beetexting	Business texting software	SMBs

We are constantly researching and developing new features to add to our Beetexting product, which we think might appeal to our customers. We currently offer several business texting features and are hoping to continue to release additional new features by the end of this year.

Beetexting is a software-as-as-service product that can be accessed by an internet browser or via the Apple App Store and Google Play Store.

Competition

The Company's primary competitors are over 100 business text apps.

The markets for the Company's products are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

The Company's product relies on standard but limited telecommunications industry suppliers such as Mobile Network Operators (MNOs) and Direct Connect Aggregators (DCRs).

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
MNOs	Mobile network access	

The Company's customers are primarily small and medium-sized businesses.

Intellectual Property

The Company is dependent on the following intellectual property: None

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 14170 Carole Drive, Bloomington, IL 61705

The Company conducts business in United States and India.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Charita Technocentra Pvt Ltd	Private Limited Corp	G9, Magna Lakeview, Near, Hitex Road, Kondapur, Telangana 500084, India	March 27, 2018	99.99%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nageswar Bijivemula

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Northwestern University - Kellogg School of Management Master of Business Administration (M.B.A.), Entrepreneurship/Marketing/ Finance (2017 - 2019) Sri Venkateswara University Bachelor of Science (B.Sc.), Mathematics and Computer Science Sri Venkateswara University Master of Computer Applications (M.C.A.)

Name

Michael Somers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mavidea Technology Group, LLC. Co-owner, Board Member, Manager Digital Marketing & Software Services July 2011 - Present Technocentra Co-owner, Board Member, COO June 2016 - Present Maxlider Brothers Customs Co-owner, Board Member April 2013 - Present Internrocket CEO November 2012 - Present

Education

Illinois State University College of Business, Entrepreneurship, Small Business Management, Economics (2009-2011) Lindenwood University Business Administration (2007 - 2007)

Name

Sivasankaran Dhanasekar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO December 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Manonmaniam Sundaranar University Bachelor of Engineering - BE, Computer Science (1994 - 1998)

Name

Erik Barnlund

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Maxlider Brothers Customs CEO April 2013 - Present

Education

Illinois Wesleyan University BFA, Art & Graphic Design (1992 - 1996)

Name

Matt Hughes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mirus Research Co-Founder and President August 2002 - Present

Education

Illinois State University B.A. Finance Aug 1988 May 1992

Name

Jacob Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Maxlider Brothers Customs Chief Operating Officer January 2014 - Present Mavidea Technology Group, LLC Chief Operating Officer June 2007 - Present

Education

Illinois State University MBA (2003 - 2006) Illinois State University BS, Economics (1997-2001)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nageswar Bijivemula

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Northwestern University - Kellogg School of Management Master of Business Administration (M.B.A.), Entrepreneurship/Marketing/ Finance (2017 - 2019) Sri Venkateswara University Bachelor of Science (B.Sc.), Mathematics and Computer Science Sri Venkateswara University Master of Computer Applications (M.C.A.)

Name

Michael Somers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mavidea Technology Group, LLC. Co-owner, Board Member, Manager Digital Marketing & Software Services July 2011 - Present Technocentra Co-owner, Board Member, COO June 2016 - Present Maxlider Brothers Customs Co-owner, Board Member April 2013 - Present Internrocket CEO November 2012 - Present

Education

Illinois State University College of Business, Entrepreneurship, Small Business Management, Economics (2009-2011) Lindenwood University Business Administration (2007 - 2007)

Name

Sivasankaran Dhanasekar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO December 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Manonmaniam Sundaranar University Bachelor of Engineering - BE, Computer Science (1994 - 1998)

Name

Erik Barnlund

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Maxlider Brothers Customs CEO April 2013 - Present

Education

Illinois Wesleyan University BFA, Art & Graphic Design (1992 - 1996)

Name

Matt Huges

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mirus Research Co-Founder and President August 2002 - Present

Education

Illinois State University B.A. Finance Aug 1988 May 1992

Name

Jacob Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Maxlider Brothers Customs Chief Operating Officer January 2014 - Present Mavidea Technology Group, LLC Chief Operating Officer June 2007 - Present

Education

Illinois State University MBA (2003 - 2006) Illinois State University BS, Economics (1997-2001)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 17 employees in United States.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$375,103.00
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	N/A
Difference between these Securities and the SAFEs issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	There are voting rights. The holders of a majority-in-interest of voting rights in the Company could limit the investor's rights in a material way.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	Based on the risk that an Investors rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Difference between these Securities and the SAFEs issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the SAFEs are a promise to issue equity in the future upon the occurrence of certain events.

The Company has the following debt outstanding:

Type of debt	Business Credit Card
Name of creditor	JPM Chase Bank
Amount outstanding	$34,826.71
Interest rate and payment schedule	Cleared at the end of the statement month
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $34,826.71.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Units	$50,580.00	General Operations	April 1, 2020	Section 4(a)(2)
LLC Units	$200,000.00	General Operations	December 1, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$375,103.00	Sales and marketing, research and development, Wefunder fees	April 27, 2022	Regulation CF

Ownership of the Company

A majority of the Company is owned by Nageswar Bijivemula.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nageswar Bijivemula	61.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$393,297.76	$0.00	$0.00

Operations

Our most recent financing was conducted in September 2022. We are currently focusing on growth and innovation rather than generating profits. We are not certain when or if we will generate profits in the future, and intend to devote our resources to continuing to develop the Beetexting product.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on continuing to enhance the Beetexting product.

Liquidity and Capital Resources

On April 27, 2022 the Company conducted an offering pursuant to Regulation CF and raised $ $375,103.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Property, Goods or Services

Related Person/Entity	Mike Somers, Jake Davis, Erik Barnlund
Relationship to the Company	Owner
Total amount of money involved	$6,663.08
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Technocentra receives Managed IT Services and Microsoft Licensees.
Description of the transaction	Technocentra purchases Managed IT Services from a company with common ownership.

Related Person/Entity	Mike Somers, Jake Davis, Erik Barnlund
Relationship to the Company	Owner
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Payment for services rendered.
Description of the transaction	Technocentra sells software consulting services to a company with common ownership.

Company Future Transactions

Related Person/Entity	Mike Somers, Jake Davis, Erik Barnlund
Relationship to the Company	Owner
Total amount of money involved	$7,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Technocentra receives Managed IT Services, Microsoft Licensees.
Description of the transaction	Technocentra purchases Managed IT Services from a company with common ownership.

Related Person/Entity	Mike Somers, Jake Davis, Erik Barnlund
Relationship to the Company	Owner
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Payment for services rendered.
Description of the transaction	Technocentra sells software consulting services to a company with common ownership.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Mike Somers, Jake Davis, Erik Barnlund
Relationship to the Company	Owner
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Payment for services rendered.
Description of the transaction	Technocentra sells software consulting services to a company with some common ownership.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nageswar Bijivemula
(Signature)

Nageswar Bijivemula
(Name)

Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nageswar Bijivemula
(Signature)

Nageswar Bijivemula
(Name)

Co-Founder and CEO
(Title)

4/25/23
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

EXHIBIT A

Financial Statements of Company

Technocentra Group Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	$181,571.22
Fixed Assets	$10,462.55
Other Assets	$58,780.00
TOTAL ASSETS	**$250,813.77**
LIABILITIES AND EQUITY	
Liabilities	$389,821.99
Equity	$ -139,008.22
TOTAL LIABILITIES AND EQUITY	**$250,813.77**

Technocentra Group Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Beetexting Subscriptions	52,274.18
Consulting Services Income	341,023.58
Total Income	**$393,297.76**
Cost of Goods Sold	
Beetexting	35,899.61
Consulting Services	315,281.92
Total Cost of Goods Sold	**$351,181.53**
GROSS PROFIT	**$42,116.23**
Expenses	**$294,517.56**
NET OPERATING INCOME	**$ -252,401.33**
NET INCOME	**$ -252,401.33**